Filed Pursuant to Rule 425
Filing Person: Pinnacle Financial Partners, Inc.
Subject Company: Magna Bank
Registration Statement No.: 333-204815

On July 29, 2015, certain executive officers of Pinnacle Financial Partners, Inc. presented to investors and analysts at the KBW Community Bank Investor Conference. The following slides are excerpts from the presentation and relate to Pinnacle Financial Partners, Inc.'s bank subsidiary's pending acquisition of Magna Bank.

 KBW Community Bank InvestorConferenceJuly 29, 2015  New YorkM. Terry Turner, President and CEOHarold R. Carpenter, EVP and CFO

 Forward-looking statements Certain of the statements in this presentation may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "expect," "anticipate," "goal," "objective," "intend," "plan," "believe," "should," "hope," "seek," "estimate" and similar expressions are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking. All forward-looking statements are subject to risks, uncertainties and other factors that may cause the actual results, performance or achievements of Pinnacle Financial to differ materially from any results expressed or implied by such forward-looking statements. Such risks include, without limitation, (i) deterioration in the financial condition of borrowers resulting in significant increases in loan losses and provisions for those losses; (ii) continuation of the historically low short-term interest rate environment; (iii) the inability of Pinnacle Financial to maintain the historical growth of its loan portfolio; (iv) changes in loan underwriting, credit review or loss reserve policies associated with economic conditions, examination conclusions, or regulatory developments; (v) effectiveness of Pinnacle Financial's asset management activities in improving, resolving or liquidating lower-quality assets; (vi) increased competition with other financial institutions; (vii) greater than anticipated adverse conditions in the national or local economies including the Nashville-Davidson-Murfreesboro-Franklin MSA and the Knoxville MSA, particularly in commercial and residential real estate markets; (viii) rapid fluctuations or unanticipated changes in interest rates on loans or deposits; (ix) the results of regulatory examinations; (x) the ability to retain large, uninsured deposits; (xi) the development of any new market other than Nashville or Knoxville; (xii) a merger or acquisition, like the proposed mergers with CapitalMark Bank & Trust (“CapitalMark”) and Magna Bank (“Magna”); (xiii) risks of expansion into new geographic or product markets, like the proposed expansion into the Chattanooga, TN-GA and Memphis, TN-MS-AR MSAs associated with the proposed mergers with CapitalMark and Magna; (xiv) any matter that would cause Pinnacle Financial to conclude that there was impairment of any asset, including intangible assets; (xv) reduced ability to attract additional financial advisors (or failure of such advisors to cause their clients to switch to Pinnacle Financial) or otherwise to attract customers from other financial institutions; (xvi) further deterioration in the valuation of other real estate owned and increased expenses associated therewith; (xvii) inability to comply with regulatory capital requirements, including those resulting from changes to capital calculation methodologies and required capital maintenance levels; (xviii) risks associated with litigation, including the applicability of insurance coverage; (xix) the risk that the cost savings and any revenue synergies from the proposed mergers with CapitalMark and Magna may not be realized or take longer than anticipated to be realized; (xx) disruption from the mergers with customers, suppliers or employee relationships; (xxi) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreements that Pinnacle Financial and Pinnacle Bank have entered into with CapitalMark and Magna; (xxii) the risk of successful integration of CapitalMark’s and Magna’s business with ours; (xxiii) the failure of Magna’s shareholders to approve the Magna merger; (xxiv) the amount of the costs, fees, expenses and charges related to the mergers; (xxv) reputational risk and the reaction of Pinnacle Financial’s, CapitalMark’s and Magna’s customers to the proposed mergers; (xxvi) the failure of the closing conditions to be satisfied; (xxvii) the risk that the integration of CapitalMark’s and Magna’s operations with Pinnacle Financial’s will be materially delayed or will be more costly or difficult than expected; (xxviii) the possibility that the mergers may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xxix) the dilution caused by Pinnacle’s issuance of additional shares of its common stock in the mergers; (xxx) approval of the declaration of any dividend by Pinnacle Financial's board of directors; (xxxi) the vulnerability of our network and online banking portals to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches; (xxxii) the possibility of increased compliance costs as a result of increased regulatory oversight, including oversight of companies in which Pinnacle Financial has significant investments, and the development of additional banking products for our corporate and consumer clients; (xxxiii) changes in state and federal legislation, regulations or policies applicable to banks and other financial service providers, including regulatory or legislative developments arising out of current unsettled conditions in the economy, including implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act; and (xxxiv) the failure of the closing conditions to Pinnacle’s subordinated debt offerings to be satisfied. A more detailed description of these and other risks is contained in Pinnacle Financial's most recent annual report on Form 10-K filed with the Securities and Exchange Commission on February 25, 2015 and Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 8, 2015. Many of such factors are beyond Pinnacle Financial's ability to control or predict, and readers are cautioned not to put undue reliance on such forward-looking statements. Pinnacle Financial disclaims any obligation to update or revise any forward-looking statements contained in this report, whether as a result of new information, future events or otherwise.   Safe Harbor Statements

 Non-GAAP MeasuresThis presentation contains certain non-GAAP financial measures, including, without limitation, noninterest expense and the ratio of noninterest expense to average assets and noninterest expense to the sum of net interest income and noninterest income, in each case excluding the impact of expenses related to other real estate owned and income from equity method investments and gain on sale of investments and for the three months ended June 30, 2015 expenses related to the proposed mergers with CapitalMark and Magna. This presentation also contains certain non-GAAP capital ratios and performance measures. These non-GAAP financial measures exclude the impact of goodwill and core deposit intangibles associated with the Company’s acquisition of Mid-America Bancshares, Inc. and Cavalry Bancorp, Inc., which the Company acquired on November 30, 2007 and March 15, 2006, respectively. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with GAAP. Because non-GAAP financial measures presented in the press release are non measurements determined in accordance with GAAP and are susceptible to varying calculations, these non-GAAP financial measures, as presented, may not be comparable to other similarly titled measures presented by other companies. Pinnacle believes that these non-GAAP financial measures facilitate making period-to-period comparisons and are meaningful indications of its operating performance. In addition, because intangible assets such as goodwill and the core deposit intangible, and other real estate owned expenses and income from equity method investments each vary extensively from company to company, Pinnacle believes that the presentation of this information allows investors to more easily compare Pinnacle’s results to the results of other companies.  Safe Harbor Statements

 Additional Information and Where to Find It In connection with the proposed merger of Magna Bank ("Magna") with and into Pinnacle Bank, Pinnacle Financial Partners, Inc. ("Pinnacle") has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the "SEC") that have been declared effective by the SEC to register the shares of Pinnacle common stock that will be issued to Magna's shareholders in connection with the transaction. The registration statement include a proxy statement/prospectus (that has been delivered to Magna's shareholders in connection with their required approval of the proposed merger) and other relevant materials in connection with the proposed merger with Magna. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINNACLE, MAGNA AND THE PROPOSED MERGER. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of each proxy statement/prospectus also may be obtained by directing a request by telephone or mail to Pinnacle Financial Partners Inc., 150 3rd Avenue South, Suite 900, Nashville, TN 37201, Attention: Investor Relations (615) 744-3742 or Magna, 6525 Quail Hollow Road, Suite 513, Memphis, TN 38120 Attention: Shareholder Services (901) 259-5600. This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  Safe Harbor Statements

2015 - Investing for Future Growth

BHG	• Effective February, 2015 • Anticipate at least 9% FDEPS accretive in 2015 • Work to expand synergies between Pinnacle and BHG
CapitalMark	• Announced April, 2015 – Legal Merger date, Imminent – Systems, 1Q16 • $1B commercial bank headquartered in Chattanooga, TN – denovo start 2006 • Anticipate 30% cost saves – 2 to 3% EPS accretion to core franchise in 2016
Magna	• Announced April, 2015 – Legal Merger date, late 3Q15 – Systems, 4Q15 • $600mm commercial bank headquartered in Memphis, TN – denovo start 1999 • Anticipate 25% cost saves – 3 to 4% EPS accretion to core franchise in 2016
Memphis Lift Out	• Announced April, 2015 – LPO/DPO branch app approved, in operation • 8 former FHN bankers + 3 subsequent additions from other franchises • Anticipate $0.03 to $0.05 dilution to 2015 FDEPS
Strategic Initiatives	• CRE platform operational – 4 CRE professionals • Residential real estate – Centralized with xx bankers – 4 add's from RF • PNFP Capital Markets - 2 professionals currently, 1 FTE being recruited
Traditional Tactics	• Approximately 12 relationship managers hired in Nashville & Knoxville in 2015 • Recruiting pipeline fairly robust presently

5
Pinnacle FINANCIAL PARTNERS

 Pinnacle Has Targeted Four Urban Markets  6  Significant Regional Bank Competitors    Memphis (1)  Nashville  Chattanooga (2)  Knoxville (3)  Loans – 1Q15  $452 mm  $ 3.8 billion  $584 mm  $1.0 billion  Deposits – 1Q15  $447 mm  $ 4.3 billion  $631 mm  $679 mm  Deposit market share  1.8% - 12th  9.4% - 4th  6.0% - 4th  4.4% - 6th  Primary competitors  First HorizonRegionsSunTrust  Bank of AmericaRegionsSunTrust  First HorizonSunTrustRegions  First HorizonSunTrustRegions  Front line leadership  Kirk BaileyDamon BellFrank StallworthHerman StricklandLisa ReidLisa Foley  M. Terry TurnerRob McCabeEd WhiteJoanne JacksonBill Jones  Craig HolleyKenny DyerRyan Murphy  J. Harvey WhiteMike DiStefanoMissy Wallen  Tennessee “puzzle” complete – execution now key focus  (1) Reflects Magna Bank; (2) Reflects CapitalMark Bank and Trust; (3) Reflects both Pinnacle Bank and CapitalMark Bank and Trust

Two Ideal Partners for PNFP

CM is a focused organic grower while Magna provides a platform in Memphis

CapitalMark Loan Trends



$1,000
$800
$600
$400
$200
$-
(millions of dollars)
$363
$459
$584
$718
$855
CAGR 27.7%
2011
2012
2013
2014
2Q15

Magna Loan Trends



$500
$400
$300
$200
$100
$-
(millions of dollars)
$338
$378
$424
$451
$455
CAGR 8.9%
2011
2012
2013
2014
2Q15

CapitalMark Deposit Trends



$1,000
$800
$600
$400
$200
$-
(millions of dollars)
$573
$673
$685
$781
$910
CAGR 14.1%
2011
2012
2013
2014
2Q15

Magna Deposit Trends



$500
$400
$300
$200
$100
$-
(millions of dollars)
$330
$360
$389
$434
$415
CAGR 6.8%
2011
2012
2013
2014
2Q15

Source: SNL Financial, Company Documents
Note: Dollars in millions

7

Pinnacle FINANCIAL PARTNERS

Two Ideal Partners for PNFP

Franchises where management focused on both growth and profitability

CapitalMark Net Income

(excludes impact of SBLF prefered dividends)



(millions of dollars)
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
CAGR 38.0%
$3.24
$6.45
$5.63
$7.19
2011
2012
2013
2014
2Q15

Magna Net Income

(excludes impact of SBLF prefered dividends)



(millions of dollars)
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$-
CAGR 30.5%
$2.48
$3.07
$4.75
$5.11
$6.29
2011
2012
2013
2014
2Q15

CapitalMark ROAA

(excludes impact of SBLF prefered dividends)
2Q15 results annualized



1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
CAGR 14.4%
0.65%
0.91%
0.73%
0.83%
1.04%
2011
2012
2013
2014
2Q15

Magna ROAA

(excludes impact of SBLF prefered dividends)
2Q15 results annualized



1.20%
1.00%
0.80%
0.60%
0.40%
0.20%
0.00%
CAGR 18.3%
0.60%
0.70%
0.90%
1.08%
2011
2012
2013
2014
2Q15

Source: SNL Financial, Company Documents
Note: Dollars in thousands; yellow shading indicates net income attributable to realized gain on securities in FY 2012 and 2013; assumes 35% tax rate; CapitalMark became a fully-taxable entity in 2011; * Q1'15 Net Income to Common annualized

8

Pinnacle FINANCIAL PARTNERS

9  Source: SNL Financial; Company DocumentsNote: Financial data as of June 30, 2015 internal information  Pinnacle Stand Alone  Pinnacle w/ CM & Magna  Eventual Loan Mix Similar to Current Allocations  Very well diversified loan portfolio

 10  Source: SNL Financial; Company DocumentsNote: Financial data as of June 30, 2015 internal information  Combined firm will focus on commercial deposits and other core funding  Deposit Funding Will Be Key to Future Growth  Pinnacle Stand Alone  Pinnacle w/ CM & Magna